Press Release

SOURCE: Neptune Technologies & Bioressources Inc.

“Neptune Progresses in its European Market Penetration

of Neptune Krill Oil.”

Laval Quebec CANADA, November 29, 2005

Neptune Technologies and Bioressources (NTB: TSX-V) is pleased to announce that Neptune Krill Oil and its Logo and Trademark have been approved and registered by the European Registration Office.  The “Direction Départementale de la Concurrence, de la Consommation et de la Répression des Fraudes” (DDCCRF) analyzed NKO™, under the Neptune Trademark – “Polar Oil”, and found that it completely conforms to their requirements.

Tina Sampalis M.D., Ph.D., Vice-President, Research/Business Development for Neptune Technologies & Bioressources Inc, states “these approvals open the European market for Neptune’s product – NKO™; this adds 860,000,000 potential consumers to Neptune’s target market.”

The Neptune team is presently attending the “Food Ingredients Trade Show– Europe”, in Paris (Nov.29 – Dec.01) in order to introduce Neptune products in Europe and to meet with potential strategic partners already showing interest in NKO™.

This press release is available on the Company's on-line Investor Relations HUB for investor commentary, feedback and questions. Investors are invited to visit http://www.agoracom.com/ir/neptune to post questions and receive answers. Investors are also invited to e-mail any questions regarding the Company directly to NTB@AGORAcom.com Potential investors may also use this address to request being added to the Neptune Technologies investor e-mail list.

About Neptune Technologies & Bioressources Inc. http://www.neptunebiotech.com

Neptune Technologies & Bioressources Inc. develops high value added nutritional products from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract™).  Using an exclusive process, Neptune Technologies & Bioressources Inc. is well positioned in the $182 billion global nutrition market (Nutrition Business Journal, Oct/Nov 2004) of health and wellness concepts. Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research.  Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products.  The Company develops and markets new formulas  and new products for specific applications in high growth markets such the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

FORWARD-LOOKING STATEMENTS:

Except for statements of historical fact, all statements in this news release - including, without limitation, statements regarding forecasts, plans and objectives of Neptune Technologies & Bioressources Inc. - are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

The stock Exchange has not reviewed and does not accept responsibility for the adequacy and accuracy of this news release.

Corporate Inquiries

Henri Harland

henrih@neptunebiotech.com

President & C.E.O.

Investor Relations:

AGORA Investor Relations

http://www.agoracom.com/IR/Neptune

NTB@agoracom.com

Serge Comeau

sergec@neptunebiotech.com

Director, Investor Relations